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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549



                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934

                                 Amendment No. 1
                           to a Statement on Schedule
                                  Schedule 13G
                                       of
                           Tweedy, Browne Company LLC





                                (Name of Issuer)
                        Investment Technology Group, Inc.
                         (Title of Class of Securities)
                                  Common Stock

                                 (Cusip Number)
                                    46145F105


                                  March 8, 2002

             (Date of Event which Requires Filing of this Statement)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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CUSIP NO.  46145F105
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1.  NAME OF REPORTING PERSONS IRS IDENTIFICATION NOS OF ABOVE PERSONS
    Tweedy, Browne Company LLC ("TBC")

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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) [ ]
                                                          (b) [ ]
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3.  SEC USE ONLY


--------------------------------------------------------------------------------
4.  CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware
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                   5.  SOLE VOTING POWER

 NUMBER OF              1,537,720 shares
                   -------------------------------------------------------------
  SHARES           6.  SHARED VOTING POWER

BENEFICIALLY           0 shares
                   -------------------------------------------------------------
 OWNED BY          7.  SOLE DISPOSITIVE POWER

   EACH                1,641,386 shares
                   -------------------------------------------------------------
 REPORTING         8.  SHARED DISPOSITIVE POWER

   WITH                0 shares
                   -------------------------------------------------------------
                   9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                       PERSON

                       1,641,386 shares
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10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9)EXCLUDES CERTAIN SHARES* [ ]


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11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      3.41%
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12   TYPE OF REPORTING PERSON (See instructions)

     BD & IA
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14.  CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS
     SCHEDULE IS FILED
     [x] Rule 13d-1(b)
     [ ] Rule 13d-1(c)
     [ ] Rule 13d-1(d)
--------------------------------------------------------------------------------


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ITEM 1   (A) NAME OF ISSUER:
             Investment Technology Group, Inc.

ITEM 1   (B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
             380 Madison Avenue, New York, NY 10017

ITEM 2   (A) NAME OF PERSON FILING:
             The person filing this Amendment No. 1 to a Statement on Schedule 13G is Tweedy, Browne Company LLC ("TBC"). This Amendment
             No. 1 amends a Statement on Schedule 13G filed by TBC and dated February 5, 2002 (the "Amendment No. 1").

ITEM 2   (B) ADDRESS OF PRINCIPAL OFFICE:
             The business address of TBC is 350 Park Avenue, New York, NY 10022.

ITEM 2   (C) CITIZENSHIP:
             TBC is a Delaware limited liability company.

ITEM 2   (D) TITLE OF CLASS OF SECURITIES:
             This Amendment No.1 relates to the common stock of the issuer.

ITEM 2   (E) CUSIP NUMBER:
             46145F105

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B)OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS a:

    (a) [x]  Broker or dealer registered under Section 15 of the Exchange Act

    (b) [ ]  Bank as defined in Section 3(a)(6) of the Exchange Act.

    (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

    (d) [ ] Investment company registered under Section 8 of the Investment Company Act.

    (e) [x]  An investment adviser in accordance with Rule
             13d-1(b)(1)(ii)(E).

    (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

    (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

    (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

    (i) [ ]  A church plan that is excluded from the definition of an


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             investment company under Section 3(c)(14) of the Investment
             Company Act.

    (j) [ ]  Group, in accordance with Rule 13d-1(c), check this box.

ITEM 4 - OWNERSHIP

ITEM 4 (a) Amount Beneficially Owned:
           1,641,386 shares

       (b) Percent of Class
           3.41%

       (c) Number of Shares as to which such person has:

       (i) Sole power to vote or direct the vote:
           1,537,720 shares

      (ii) Shared power to vote or direct the vote:
           0 shares

      (iii) Sole power to dispose or to direct the disposition of 1,641,386 shares

      (iv) Shared power to dispose or to direct the disposition of 0 shares

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS [X]


ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

         Not applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP
         Not applicable


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ITEM 10. CERTIFICATION

     By signing below TBC does hereby certify that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

TBC after reasonable inquiry and to the best of its knowledge and belief, does hereby certify that the information set forth in the Amendment is true, complete and correct.

TWEEDY, BROWNE COMPANY LLC

By: /s/ Christopher H. Browne
   --------------------------
   Christopher H. Browne
   Managing Director




NOTE: This Amendment No. 1 to a Statement on Schedule 13G is being filed because TBC calculated the percentage beneficially owned by TBC using shares outstanding of 32,384,921 which were obtained from the Issuer's Form 10Q for the period ended September 31, 2001 and was filed on November 14, 2001, the most recent quarterly report filed by the Issuer as of 12/31/01.

Subsequently, TBC learned that the Issuer filed a Form 8-K on November 13, 2001 one day prior to the Form 10Q. The Form 8-K revealed that the Issuer was effecting a 3 for 2 stock split as of December 7, 2001.

TBC's original 13G was based on an erroneous share outstanding number. Although the actual number of shares disclosed as beneficially owned by TBC in the original 13G filing was correct, the percentage of shares outstanding was overstated due to the stock split. The correct percentage is 3.41% as is more fully stated above.